

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 3, 2009

Via U.S. Mail and Facsimile

Hongjun Li
Chief Financial Officer
Songzai International Holding Group Inc.
20337 Rimview Place
Walnut, California 91789

> **Re: Songzai International Holding Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed April 10, 2008**
> **File No. 333-66994**
>
> **Form 10-Q for the Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 333-66994**

Dear Mr. Li:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments.   Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A1 for the year ended December 31, 2007

Risks related to our acquisition of the Xing An Companies, page 20

1.   We note your response to prior comment 1, regarding the status of payment on the $30 million promissory note and the potential for payment extension from the Heilongjiang SAIC.   We understand from your response that while full payment of the $30 million of promissory notes was not made within three months from

closing of the acquisition, as had been required, and even though you have not secured a formal extension, you would rather not disclose this information in your filings.

While you may regard the possibility of annulment as unlikely, since this is not within your control, we believe that you should clearly and prominently disclose the status of your agreement. Therefore, please modify your disclosure in the subsequent interim reports to indicate whether you have obtained this extension and to discuss the likelihood that you will be able to make full payment on the promissory notes within the time periods specified to prevent annulment of the acquisition.

Exhibit 99.4 – Combined Financial Statements of Heilongjiang Xingan Group Hongyuan Coal Mine Co., Ltd and Heilongjiang Xingan Group Shengyu Mining Co., Ltd for the years ended December 31, 2007 and 2006

Note 6 – Prepaid Mining Right, page 16

2.   We note your response to prior comments 13 and 14, regarding your prepaid mining rights and asset retirement obligations. Although you indicate that the 19.8 million ton estimate does not represent "proven and probable reserves" as defined by Industry Guide 7, we do not see that you have submitted any revisions to clarify this matter, and it remains unclear whether you have calculated the amortization of the prepaid mining right asset based on proven and probable reserves or the 19.8 million ton estimate.

The guidance in Instruction 3 to paragraph (b)(5) of Industry Guide 7 generally precludes disclosing estimates other than proven and probable. Tell us how you propose to address this guidance as it pertains to the factors utilized in calculating amounts related to your prepaid mining rights, asset retirement and other property costs. Please provide details sufficient to understand whether there is a meaningful conversion or comparison between your PRC estimates and estimates based on the Industry Guide 7 definitions.

Given that DD&A is generally calculated under U.S. GAAP using proven and probable reserves, as defined under Industry Guide 7, it would be helpful to understand how you intend to calculate DD&A of the prepaid item and any related mining assets. Additionally, if you have used the PRC estimate to calculate DD&A in your financial statements, tell us how your results compare to those that would be reported utilizing proven and probable reserves instead, for each period presented.

Similarly, please tell us whether you have calculated accretion on your asset retirement obligations based on proven and probable reserves or the PRC estimate, and if not the former, quantify the impact of applying proven and probable reserves in calculating accretion of your asset retirement obligations for each period presented.

3. We have further questions about your accounting for prepaid mining rights, which we believe would be appropriately resolved though improvements in your disclosure, although any disclosure that would quantify mineralized material not qualifying as proven or probable reserves under Industry Guide 7 should be submitted for further consideration. Please address the following points.

    ● Identify the amount of the prepaid mining right and remaining commitment amount associated with each mine at the end of the period.

    ● Tell us the levels of production estimated in determining the prepaid amounts designated as current, and explain how you handle differences between these and those that result using actual levels of production.

    ● Indicate when and the frequency with which the per tonnage amounts are established, and clarify whether these figures relate to production for a particular period or a specific quantity regardless of when production occurs.

    ● Since you are required to pay the full amount of the right within five years of the grant date, and because you are estimating a ten year life of mine, disclose whether the per tonnage amounts will continue to be revised after payments using the current per tonnage figures are made, for amounts not yet produced.

    ● Identify the date of your prepaid mining rights agreement, and the corresponding five-year date at which full payment is due.

    ● Since you appear to have estimated your ten year mine life using estimates based on PRC guidelines, rather than the definitions in Industry Guide 7, tell us the reasons for the differences, and clarify whether you regard the full PRC estimate as economic. Also tell us the portion of your PRC estimate not complying with Industry Guide 7 that you expect to mine each period. It should be clear whether this is expected to occur evenly over the life of your mine, or is expected to be concentrated within a particular stage of the mining operation.

- Indicate whether you may legally avoid the unpaid commitment amount, if you decide to cease mining at the property; and indicate the extent to which you would be entitled to a refund of any prepaid amounts under these circumstances.

- File your prepaid mining agreements as exhibits to comply with Item 601(b)(10)(ii)(B) of Regulation S-K.

Directors, Executive officers and Corporate Governance, page 42

Business Experience Descriptions, page 42

4.   Provide the business and employment backgrounds for each of the directors, executive officers and significant others of the company for the full five preceding years at the minimum as provided for in Item 401(e) of Regulation S-K.

Exhibit 99.5 – Pro Forma Financial Statements

Pro Forma Combined Balance Sheet, page F-2

5.   We note your response to prior comment 16, regarding your determination of the fair value of purchase consideration for the acquisition of Songzai by Hong Yuan and Sheng Yu (which you collectively refer to as Xing An). Although you indicate that you followed the guidance in paragraph 22 of SFAS141 in determining the fair value of the outstanding shares of Songzai, you have not addressed your deduction of the $30 million in cash payable to the Xing An shareholders in determining the purchase price.

We understand that from a legal standpoint, Songzai acquired Xing An by issuing additional shares and agreeing to the $30 million distribution. However, you have identified the transaction as a reverse merger, with Xing An as the acquiring entity. We see that you have some accounting that is consistent with this determination, e.g. reporting the shares outstanding just prior to the merger as being issued in the transaction, and recasting your historical equity to show the number of shares being issued as outstanding prior to the transaction. You also indicate that you are adjusting equity directly to recognize the dividend payable associated with the $30 million.

We do not see how your calculation of the purchase price is consistent with your reclassification of equity for the dividend payable, or reverse merger accounting generally. Given that the $30 million will be distributed to the Xing An shareholders, it is unclear why you would regard that payment as consideration for the business being acquired from the Songzai shareholders. We reissue prior comment 16.

Exhibits and Financial Statement Schedules

6.   We note your response to prior comment 18, regarding various restrictions on the transfer of assets between your subsidiaries and the parent company. Although you state that you are legally entitled to receive dividend payments and capital distributions from your PRC subsidiaries, disclosure on page 22 of your risk factors indicates that your ability to make distributions may be restricted due to PRC government regulations over foreign investments in China. Specifically, you disclose that conversion of Renminbi to foreign currency is subject to ministerial review for current account items, and SAFE approval for capital account items. And while you explain in your response that parent-only financial information would be very limited, the emphasis of this point is the principal reason for requiring parent-only financial information, as explained in paragraph 24 of ARB 51, and FRC §213.02. We reissue prior comment 18.

Form 10-Q for the Quarter Ended September 30, 2008

General

7.   Please address the accounting and disclosures in your interim reports as necessary to consistently resolve the issues pertaining to your annual report. Please submit the revisions to each corresponding section of your first, second and third quarter reports that you believe would be responsive to the comments written above.

Note 1 – Organization and Description of Business, page 6

8.   We note your disclosure stating that 10% of the equity interests in Xing An have been placed in trust "…for the benefit of Songzai." Please expand your disclosure to explain the purpose of placing these interests in trust, the circumstances under which such interests would be release from the trust to Songzai, and the means of conveying benefit to Songzai presently. Please also indicate whether there are any circumstances under which these interests would revert back to the Xing An shareholder group.

Note 17 – Reverse Acquisition, page 20

9.   Please submit your computation of the purchase price and allocation, including the adjustments made for the dividend payable and negative goodwill; before any revisions that may be needed to resolve the issues outlined above.

Controls and Procedures, page 32

10.   Please make appropriate changes to your 10-Qs for the Quarters ended June 30, 2008 and September 30, 2008 that comply with the following comments on your 10-Q for the Quarter Ended March 31, 2008.

11.   We note your response to comment 27 and we reissue this comment in part. Please revise your disclosure to indicate the dates when you took the actions to remediate the material weaknesses, and disclose any associated material costs.

12.   It does not appear that your certifying officers have reached a conclusion as to the effectiveness of your disclosure controls and procedures. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls.

13.   We note your response to comment 28. In accordance with Item 308(c), please state whether there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Hongjun Li
Songzai International Holding Group Inc.
February 3, 2009
Page 7

       Please contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Branch Chief at (202) 551-3686 for any questions on the financial statements or related matters. Please contact Sean Donahue at (202) 551-3579, or in his absence, Mike Karney at (202) 551-3847 with any other questions.

       Sincerely,

       H. Roger Schwall
       Assistant Director